For All the Commitments You Make® 125 Broad Street, New York, NY 10004	Declarations INVESTMENT COMPANY FIDELITY BOND

CUSTOMER NUMBER		DATE ISSUED

660050		05/06/2021
POLICY NUMBER	COVERAGE IS PROVIDED BY	PRODUCER NO.

652334761	Continental Insurance Company (herein called ‘Underwriter’)	700401

NAMED INSURED AND ADDRESS		PRODUCER

Item 1.	Northern Institutional Funds c/o Northern Funds Trust Company Global Fund Services (herein called ‘Insured’) 50 South LaSalle Street Chicago, IL 60603	CRYSTAL IBC LLC Blake Cramsie 32 OLD SLIP NEW YORK, NY 10005

Item 2. Policy Period:	From 12:01 a.m. on 6/1/2021 to 12:01 a.m. on 6/1/2022 standard time.

Item 3. Limit of Liability:	$ 2,500,000 per Loss.

Provided, however that if specific limits, either greater or lesser, are inserted opposite any specified INSURING CLAUSE, such specific limits shall be applicable to such INSURING CLAUSES in lieu of, and not in addition to, such bond limit. If “NOT COVERED” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE shall be deemed to be deleted from this bond.

INSURING CLAUSE	LIMIT OF LIABILITY	DEDUCTIBLE

Emplouee	$2,500,000	$0
Premises	$2,500,000	$50,000
Transit	$2,500,000	$50,000
Forgery or Alteration	$2,500,000	$50,000
Extended Forgery	$2,500,000	$50,000
Counterfeit Currency	$2,500,000	$50,000
Threats to Persons	Not Covered	Not Covered
Computer Systems Fraud	$2,500,000	$50,000
Voice Initiated Transfer Fraud	$2,500,000	$50,000
Uncollectible Items of Deposit	$100,000	$10,000
Audit Expense	$50,000	$5,000
Fraudulent Transfer Instruction	$2,500,000	$50,000

Provided, that there shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

Item 4.	The liability of the Underwriter is also subject to the terms of the following endorsements executed simultaneously herewith:

G-145126-AC Policyholder Notice Economic And Trade Sanctions Conditions

G-145184-A Economic & Trade Sanctions Conditions

CNA-95228-XX Cryptocurrency Exclusion Rider

CNA-68791-XX Email Notice Endorsement

CNA-70927-XX Unauthorized Signature Rider

CNA-94805-XX Claims Expense Coverage Rider

G-131698-Ac

Ed. date 6/98

For All the Commitments You Make® 125 Broad Street, New York, NY 10004	Declarations INVESTMENT COMPANY FIDELITY BOND

CNA-96915-XX Fraudulent Transfer Instructions Insuring Clause Rider

FIG-4126-A Stop Payment Legal Liability Rider

GSL-8007-XX Telefacsimile Transfer Fraud

PRO-4138-A Increase in Asset Size Endorsement

PRO-4144-A Growth in Size Provisions

SR-6184a Voice Initiated Transfer Fraud

Item 5. Notice of claim should be sent to the Underwriter at:	CNA – Claims Reporting
P.O. Box 8317
Chicago, IL 60680-8317
Fax Number: 866-773-7504
Email address: SpecialtyNewLoss@cna.com

IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its Chairman and Secretary, at Chicago, Illinois, but the same shall not be binding upon the Underwriter unless countersigned by a duly authorized representative or attorney-in-fact of the Underwriter

By	Countersigned By:
Attorney-in-fact	Authorized Representative

Authorized Representative

G-131698-Ac

Ed. date 6/98

The UNDERWRITER, in consideration of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the UNDERWRITER by the INSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the INSURED for:

INSURING CLAUSES

1.	EMPLOYEE COVERAGE

Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others.

2.	PREMISES COVERAGE

A.	PROPERTY

Loss of Property resulting directly from robbery, burglary, common-law or statutory larceny, hold-up, misplacement, mysterious unexplainable disappearance, damage, destruction or abstraction or removal from the possession, custody or control of the INSURED, while such Property is lodged or deposited within any offices or premises located anywhere.

B.	OFFICES AND EQUIPMENT

Loss of, or damage to furnishings, fixtures, stationery, supplies, equipment, safes or vaults (but excluding all electronic data processing equipment) within any of the INSURED’S offices resulting directly from robbery, burglary, common law or statutory larceny or hold-up of such offices, or attempt thereat, or by vandalism or malicious mischief, or loss through damage to any office resulting directly from robbery, burglary, common law or statutory larceny or hold-up of such office, or attempts thereat, or to the interior of any such office by vandalism or malicious mischief, provided, in any event that the INSURED is the owner of such offices, furnishings, fixtures, stationery, supplies, equipment, safes or vaults or is legally liable for such loss or damage always excepting, however, a loss or damage through fire.

3.	TRANSIT COVERAGE

Loss of Property resulting directly from robbery, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage to or destruction of, while the Property is in transit anywhere:

a.	in an armored motor vehicle, including loading and unloading thereof,
b.	in the custody of a natural person acting as a messenger of the INSURED, or
c.

in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

I.	written records,
II.	securities issued in registered form which are not endorsed or are restrictively endorsed, or
III.	negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

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Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person acting as a messenger or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

4.	FORGERY OR ALTERATION COVERAGE

Loss resulting directly from:

a.

Forgery or fraudulent material alteration of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

b.

transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices, or applications directed to the INSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications purport to bear the handwritten signature of any customer of the INSURED, or shareholder or subscriber to shares of an Investment Company, or of any banking institution, stockbroker or Employee but which instructions or applications either bear a Forgery or a fraudulent material alteration without the knowledge and consent of such customer, shareholder, subscriber to shares, banking institution, stockbroker, or Employee;

excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this bond.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

5.	EXTENDED FORGERY COVERAGE

Loss resulting directly from the INSURED having in good faith, and in the ordinary course of business, whether for its own account or for the account of others, in any capacity:

a.	acquired, accepted or received, sold or delivered, given value, extended credit, or assumed liability in reliance upon any original Securities, documents or other written instruments which prove:

I.	to bear a Forgery or fraudulent material alteration,
II.	to have been lost or stolen, or
III.	to be Counterfeit, or

b.

guaranteed in writing or witnessed any signatures upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any Securities, documents or other written instruments which pass or purport to pass title to them.

Actual physical possession, and continued actual physical possession, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution is a condition precedent to the INSURED having relied on such items. Release or return of such items is an acknowledgment by the INSURED that it no longer relies on such items.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

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6.	COUNTERFEIT CURRENCY COVERAGE

Loss resulting directly from the receipt by the INSURED, in good faith, of any Counterfeit money orders, currencies or coin of any country.

7.	THREATS TO PERSONS COVERAGE

Loss resulting directly from surrender of Property away from an office of the INSURED as a result of a threat communicated to the INSURED to do bodily harm to an Employee as defined in paragraphs (1), (2) and (5) of the definition, a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

a.	the Employee who receives the threat has made a reasonable effort to notify an officer of the INSURED who is not involved in such threat, and
b.	the INSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

It is agreed that for purposes of the INSURING CLAUSE, any Employee of the INSURED, as set forth in the preceding paragraph, shall be deemed to be an INSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

8.	COMPUTER SYSTEMS COVERAGE

Loss resulting directly from fraudulent entry of data into or change of data elements or programs within the INSURED’S proprietary Computer System or a Computer System operated or used by the INSURED and declared in the APPLICATION, provided that the fraudulent entry or change causes:

a.	Property to be transferred, paid or delivered,
b.	an account of the INSURED, or of its customer, to be added, deleted, debited, or credited, or
c.	an unauthorized account or a fictitious account to be debited or credited.

9.	VOICE INITIATED TRANSACTION COVERAGE

Loss resulting directly from a Voice Initiated Transaction directed to the INSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer’s account, provided such Voice Initiated Transaction was:

a.	received at the INSURED’S offices by those Employees of the INSURED specifically authorized to receive the Voice Initiated Transaction,
b.	made by a person purporting to be a Customer, and
c.	made by said person for the purpose of causing the INSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Transactions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the UNDERWRITER.

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10.	UNCOLLECTIBLE ITEMS OF DEPOSIT COVERAGE

Loss resulting directly from the INSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of said account causes:

a.	redemption’s or withdrawals to be permitted,
b.	shares to be issued, or
c.	dividends to be paid,

from an account of an Investment Company.

In order for coverage to apply under this INSURING CLAUSE, the INSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemption’s or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the INSURED’S standard collection procedures have failed.

11.	AUDIT EXPENSE COVERAGE

Reasonable expense incurred by the INSURED for that part of an audit or examination required by any governmental regulatory authority or self-regulatory organization and actually conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the INSURED and covered by this bond.

CONDITIONS AND LIMITATIONS

1.	EXCLUSIONS

A. GENERAL EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES

This bond does not directly or indirectly cover:

(1)	loss not reported to the UNDERWRITER in writing within thirty (30) days after termination of this bond as an entirety;

(2)

loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. However, this exclusion shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the INSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

(3)	loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the INSURED who is not an Employee, acting alone or in collusion with others;

(4)	loss, or that part of any loss, resulting solely from any violation by the INSURED or by any Employee of any law, or rule, or regulation pursuant to any law regulating:

a.	the issuance, purchase or sale of securities,
b.	transactions on security or commodity exchanges or the over-the-counter markets,

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c.	investment companies, or
d.	investment advisors;

(5)	loss of potential income including, but not limited to, interest and dividends not realized by the INSURED or by any customer of the INSURED;

(6)	loss resulting from indirect or consequential loss of any nature;

(7)	damages of any type for which the INSURED is legally liable, except compensatory damages (but not multiples thereof) arising from a loss covered under this bond;

(8)	loss resulting from the effects of nuclear fission or fusion or radioactivity;

(9)	loss resulting from the theft of confidential information, material or data;

(10)	costs, fees and expenses incurred by the INSURED in establishing the existence or amount of loss under this bond, provided however, this EXCLUSION shall not apply to INSURING CLAUSE 11.;

(11)	loss resulting from voice requests or instructions received over the telephone, provided however, this EXCLUSION shall not apply to INSURING CLAUSE 7. or 9.

B.	SPECIFIC EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES EXCEPT INSURING CLAUSE 1.

This bond does not directly or indirectly cover:

(1)

loss caused by an Employee, provided, however, this EXCLUSION shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage to or destruction of Property;

(2)	loss through the surrender of Property away from an office of the INSURED as a result of a threat:

a.

to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger of the INSURED, provided that when such transit was initiated there was no knowledge by the INSURED of any such threat, and provided further that this EXCLUSION shall not apply to INSURING CLAUSE 7., or

b.	to do damage to the premises or property of the INSURED;

(3)	loss involving Items of Deposit which are not finally paid for any reason provided however, that this EXCLUSION shall not apply to INSURING CLAUSE 10.;

(4)	loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

(5)	loss of Property while in the mail:

(6)	loss of Property while in the custody of a Transportation Company, provided however, that this EXCLUSION shall not apply to INSURING CLAUSE 3.;

(7)

loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the INSURED provided further that this

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EXCLUSION shall not apply to loss of Property resulting directly from robbery, burglary, hold-up, misplacement, mysterious unexplainable disappearance, damage, destruction or abstraction from the possession, custody or control of the INSURED.

C.	EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES EXCEPT INSURING CLAUSES 1., 4., 5.

This bond does not directly or indirectly cover:

(1)	loss resulting from forgery or any alteration;

(2)	loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses;

(3)	loss involving a counterfeit provided, however, this EXCLUSION shall not apply to INSURING CLAUSE 5. or 6.

2.	DISCOVERY

This bond applies only to loss first discovered by any partner, director, trustee, officer or supervisory employee of the INSURED during the BOND PERIOD. Discovery occurs at the earlier of such individuals being aware of;

a.	facts which may subsequently result in a loss of a type covered by this bond, or
b.

an actual or potential claim in which it is alleged that the INSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT or the exact amount or details of loss may not then be known.

3.	NOTICE TO UNDERWRITER - PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER

a.	At the earliest practicable moment, not to exceed thirty (30) days after discovery of loss, the INSURED shall give the UNDERWRITER notice thereof.
b.	Within six (6) months after such discovery, the INSURED shall furnish to the UNDERWRITER proof of loss, duly sworn to, with full particulars.
c.	Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.
d.

Legal proceedings for the recovery of any loss under this bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the UNDERWRITER or after the expiration of twenty-four (24) months from the discovery of such loss.

e.	This bond affords coverage only in favor of the INSURED. No claim, suit, action or legal proceedings shall be brought under this bond by anyone other than the INSURED.

4.	LIMIT OF LIABILITY/NON - REDUCTION AND NON-ACCUMULATION OF LIABILITY

At all times prior to termination of this bond, this bond shall continue in force for the limit stated in the applicable sections of ITEM 3. of the DECLARATIONS, notwithstanding any previous loss for which the UNDERWRITER may have paid or be liable to pay under this bond provided, however, that the liability of the UNDERWRITER under this bond with respect to all loss resulting from:

a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or

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b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or
c.	all acts, other than those specified in a. above, of any one person, or
d.	any one casualty or event other than those specified in a., b., or c. above,

shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

i.	directly or indirectly aid in any way wrongful acts of any other person or persons, or
ii.	permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

5.	DEDUCTIBLE

The UNDERWRITER shall not be liable under any INSURING CLAUSES of this bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the INSURED, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the UNDERWRITER on account thereof prior to payment by the UNDERWRITER of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 4. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS.

There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

6.	COURT COSTS AND ATTORNEYS’ FEES

The UNDERWRITER will indemnify the INSURED for court costs and reasonable attorneys’ fees incurred and paid by the INSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the INSURED would be entitled to recovery under this bond. However, with respect to INSURING CLAUSE 1. this Section shall only apply in the event that:

a.	an Employee admits to being guilty of Larceny or Embezzlement,
b.	an Employee is adjudicated to be guilty of Larceny or Embezzlement, or
c.

in the absence of a. or b. above, an arbitration panel agrees, after a review of an agreed statement of facts between the UNDERWRITER and the INSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The INSURED shall promptly give notice to the UNDERWRITER of any such suit or legal proceeding and at the request of the UNDERWRITER shall furnish copies of all pleadings and pertinent papers to the UNDERWRITER. The UNDERWRITER may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the UNDERWRITER shall be in the name of the INSURED through attorneys selected by the UNDERWRITER. The INSURED shall provide all reasonable information and assistance as required by the UNDERWRITER for such defense.

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If the amount demanded in any such suit or legal proceeding is greater than the LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS for the applicable INSURING CLAUSE, or if a DEDUCTIBLE AMOUNT is applicable, or both, the UNDERWRITER’S liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

Amounts paid by the UNDERWRITER for court costs and attorneys’ fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS.

If the UNDERWRITER declines to defend the INSURED, no settlement without the prior written consent of the UNDERWRITER nor judgment against the INSURED shall determine the existence, extent or amount of coverage under this bond, and the UNDERWRITER shall not be liable for any costs, fees and expenses incurred by the INSURED.

7.	VALUATION OF PROPERTY

The value of any loss of Property other than books of account or other records used by the INSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the INSURED with the consent of the UNDERWRITER and prior to the settlement of any claim for such Property shall be actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

The value of any loss of Property consisting of books of account or other records used by the INSURED in the conduct of its business shall be the amount paid by the INSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the INSURED for the actual transcription or copying of data to reproduce such books of account or other records.

8.	VALUATION OF PREMISES AND FURNISHINGS

In the case of loss or damage to any office of the INSURED or to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults, the UNDERWRITER shall not be liable for more than the actual cash value thereof, or for more than the actual cost of replacement or repair. The UNDERWRITER may, at its election, pay such actual cash value or make such replacement or repair. If the UNDERWRITER and the INSURED cannot agree upon the actual cash value or the cost of replacement or repair, it shall be determined by arbitration.

9.	SECURITIES SETTLEMENT

In the event of a loss of securities covered under this bond, the UNDERWRITER may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

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The indemnity required from the INSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the UNDERWRITER’S indemnity shall be:

a.	for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT one hundred (100% percent);
b.	for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY- the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;
c.

for securities having a value greater than the applicable LIMIT OF LIABILITY the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in a., b., and c. above is the value in accordance with SECTION 7., VALUATION OF PROPERTY, regardless of the value of such securities at the time the loss under the UNDERWRITER’S indemnity is sustained.

The UNDERWRITER is not required to issue its indemnity for any portion of a loss of securities which is not covered by this bond; however, the UNDERWRITER may do so as a courtesy to the INSURED and at its sole discretion.

The INSURED shall pay the proportion of the UNDERWRITER’S premium charge for the UNDERWRITER’S indemnity as set forth in a., b., and c. above. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the INSURED to obtain replacement securities.

10.	SUBROGATION - ASSIGNMENT-RECOVERY

In the event of a payment under this bond, the UNDERWRITER shall be subrogated to all of the INSURED’S rights of recovery against any person or entity to the extent of such payment. On request, the INSURED shall deliver to the UNDERWRITER an assignment of the INSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the UNDERWRITER or by the INSURED, shall be applied net of the expense of such recovery, first to the satisfaction of the INSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY, second, to the UNDERWRITER in satisfaction of amounts paid in settlement of the INSURED’S claim and third, to the INSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the UNDERWRITER shall not be deemed a recovery under this section.

11.	COOPERATION OF INSURED

At the UNDERWRITER’S request and at reasonable times and places designated by the UNDERWRITER the INSURED shall submit to examination by the UNDERWRITER and subscribe to the same under oath, produce for the UNDERWRITER’S examination all pertinent records, and cooperate with the UNDERWRITER in all matters pertaining to the loss.

The INSURED shall execute all papers and render assistance to secure to the UNDERWRITER the rights and causes of action provided for under this bond. The INSURED shall do nothing after loss to prejudice such rights or causes of action.

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12.	OTHER INSURANCE

Coverage under this bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of the INSURED, a Transportation Company, or another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

13.	ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, or Investment Company, or any combination of them is included as the INSURED herein:

a.

The total liability of the UNDERWRITER under this bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the UNDERWRITER would be liable under this bond if all such losses were sustained by any one of them.

b.

Only the first named INSURED shall be deemed to be the sole agent of the others for all purposes under this bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this bond. The UNDERWRITER shall furnish each Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named INSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

c.	The UNDERWRITER shall not be responsible for the proper application of any payment made hereunder to the first named INSURED.
d.

Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any INSURED shall constitute knowledge or discovery by all the INSUREDS for the purposes of this bond.

e.	If the first named INSURED ceases for any reason to be covered under this bond, then the INSURED next named shall thereafter be considered as the first named INSURED for the purpose of this bond.

14.	ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OR ACQUISITION OF ASSETS OR LIABILITIES - NOTICE TO UNDERWRITER

If the INSURED, other than an Investment Company, while this bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the INSURED shall not have the coverage afforded under this bond for loss which:

a.	has occurred or will occur in offices or on premises, or
b.	has been caused or will be caused by an employee or employees, or
c.	has arisen or will arise out of the assets or liabilities acquired unless the INSURED

i.	gives the UNDERWRITER written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and
ii.	obtains the written consent of the UNDERWRITER to extend some or all of the coverage provided by this bond to such additional exposure, and
iii.	on obtaining such consent pays to the UNDERWRITER an additional premium.

15.	CHANGE OF CONTROL - NOTICE TO UNDERWRITER

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When the INSURED learns of a change in control (other than in an Investment Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the INSURED shall within thirty (30) days give written notice to the UNDERWRITER setting forth:

a.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),
b.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
c.	the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

16.	REPRESENTATIONS MADE BY INSURED

The INSURED represents that all information it has furnished in the APPLICATION for this bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this bond.

The INSURED must promptly notify the UNDERWRITER of any change in any fact or circumstance which materially affects the risk assumed by the UNDERWRITER under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for rescission of this bond.

17.	TERMINATION - CANCELLATION

If the bond is for a sole INSURED, it shall not be terminated or canceled unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation.

If the bond is for a joint INSURED, it shall not be terminated or canceled unless written notice shall have been given by the acting party to the affected party, and by the UNDERWRITER to all INSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation.

This bond will terminate as to any one INSURED, other than an Investment Company, immediately on the taking over of such INSURED by a receiver or other liquidator or by State or Federal officials, or immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the INSURED, or assignment for the benefit of creditors of the INSURED, or immediately upon such INSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The UNDERWRITER shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the INSURED or pro rata if terminated for any other reason.

Coverage will terminate as to any Employee:

G-131697-A (ED. 06/98)	Copyright © CNA All Rights Reserved.	11

a.

immediately on any partner, director, trustee, or officer or supervisory employee not acting in collusion with such Employee, learning of any dishonest act committed by such Employee at any time, whether in the employment of the INSURED or otherwise, whether or not such act is of the type covered under this bond, and whether against the INSURED or any other person or entity, or

b.

sixty (60) days after the receipt by each INSURED and by the Securities and Exchange Commission, Washington, D.C., of a written notice from the UNDERWRITER of its desire to terminate this bond as to such Employee.

18.	CHANGE OR MODIFICATION

This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an authorized representative of the UNDERWRITER.

If this bond is for a sole INSURED, no change or modification which would adversely affect the rights of the INSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

If this bond is for a joint INSURED, no change or modification which would adversely affect the rights of the INSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the UNDERWRITER.

DEFINITIONS

As used in this bond:

Computer System means:

1.	computers, with related peripheral and storage components, wherever located,
2.	systems and applications software,
3.	terminal devices, and
4.	related communication networks by which data are electronically collected, transmitted, processed, stored, and retrieved.

Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

Custodian means the institution designed by an Investment Company to maintain possession and control of its assets.

Customer means an individual, corporate, partnership or trust customer shareholder or subscriber of an Investment Company which has a written agreement with the INSURED for Voice Initiated Transactions.

Employee means:

1.	an officer of the INSURED,
2.

a natural person while in the regular service of the INSURED at any of the INSURED’S offices and compensated directly by the INSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and

G-131697-A (ED. 06/98)	Copyright © CNA All Rights Reserved.	12

whom the INSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,
3.	an attorney retained by the INSURED and an employee of such attorney while either is performing legal services for the INSURED,
4.	a person provided by an employment contractor to perform clerical, premises maintenance or security duties for the INSURED under the INSURED’S supervision at any of the INSURED’S offices or premises,
5.	an employee of an institution merged or consolidated with the INSURED prior to the effective date of this bond,
6.	a guest student pursuing studies or performing duties in any of the INSURED’S offices,
7.

each natural person, partnership or corporation authorized by written agreement with the INSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

a.	creating, preparing, modifying or maintaining the INSURED’S computer software or programs, or
b.	acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the INSURED,
8.

a director or trustee of the INSURED, but only while performing acts within the scope of the customary and usual duties of any officer or employee of the INSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the INSURED, or

9.

any partner, officer or employee of an investment adviser, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

a.

which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment adviser or underwriter (distributor) of such Investment Company, or

b.	which is a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).

This bond does not afford coverage in favor of the employers of persons as set forth in 4. and 7. above, and upon payment to the INSURED by the UNDERWRITER resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the INSURED’S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the INSURED to the UNDERWRITER, and the INSURED shall execute all papers necessary to secure to the UNDERWRITER the rights provided for herein.

Each employer of persons as set forth in 3., 4. and 7. above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 18.

Independent contractors not specified in 3., 4., and 7. above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

G-131697-A (ED. 06/98)	Copyright © CNA All Rights Reserved.	13

Forgery means the signing of the name of another person or organization with the intent to deceive but does not mean a signature which consists in whole or in part of one’s own name, with or without authority, in any capacity, for any purpose.

Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the NAME OF INSURED on the DECLARATIONS.

Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

Larceny or Embezzlement means larceny or embezzlement as set forth in Section 37 of the Investment Company Act of 1940.

Property means money (i.e., currency, coin, bank notes, or Federal Reserve notes); postage and revenue stamps; U.S. Savings Stamps; securities, including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers’ letters of credit; bills of lading; abstracts of title; insurance policies; deeds; mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, mortgages and instruments; other valuable papers, including books of accounts and other records used by the INSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the INSURED acquired an interest at the time of the INSURED’S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the INSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the INSURED is liable therefor.

Relative means the spouse of an Employee or partner of the INSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

Voice Initiated Transaction(s) means any Voice Initiated Redemption or Voice Initiated Election.

G-131697-A (ED. 06/98)	Copyright © CNA All Rights Reserved.	14

Chairman	Secretary

G-131697-A (ED. 06/98)	Copyright © CNA All Rights Reserved.	15

POLICYHOLDER NOTICE

Economic and Trade Sanctions Conditions

Ethics and proper business conduct has been the cornerstone of CNA since 1897. While much has changed during the last century, our commitment to these core values has not wavered. We strongly believe that proper business conduct is more than the practice of avoiding wrong; it is also a matter of choosing to do right. Nowhere is this more essential than helping in the fight against terrorism. As such, we are committed to complying with U.S. Department of Treasury Office of Foreign Asset Control (OFAC) requirements.

Through a variety of laws, OFAC administers and enforces economic sanctions against countries and groups of individuals, such as terrorists and narcotics traffickers. These laws prohibit all United States citizens (including corporations and other entities) and permanent residents from engaging in transactions with sanctioned countries and with individuals and entities on the Specially Designated Nationals (SDN) list. Because all U.S. citizens and companies are subject to this law, we wanted to be sure you were aware of its scope and restrictions. If you haven’t already done so, you may want to consider discussing this issue with your legal counsel to ensure you are in compliance.

For insurance companies, accepting premium from, issuing a policy to, insuring property of, or making a claim payment to an individual or entity that is the subject of U.S.-imposed economic sanctions or trade embargoes usually are violations of these laws and regulations. Fines for violating OFAC requirements can be substantial. CNA has established an OFAC compliance program part which includes the use of exclusionary policy language. We believe this makes good business sense for CNA and you.

The purpose of this letter is to advise you that your policy includes OFAC exclusionary policy language, which may reduce or eliminate certain coverage. Specifically, if it is determined that your policy violates certain Federal or State laws or regulations, such as the U.S. list of Specially Designated Nationals or Blocked Persons (organizations or individuals associated with terrorist groups), any term or condition of your policy will be null and void to the extent it violates the applicable laws or regulations of the United States.

We’re sure you share our commitment to compliance and thank you for your cooperation.

Your policy language reads as follows:

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1.

Any insured, or any person or entity claiming the benefits of an insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2.

Any claim or “suit” that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3.	Any claim or “suit” that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4.

Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5.

Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

G-145126-AC (ED. 08/03)	© CNA All Rights Reserved.	Page 1 of 2

As used in this notice a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department’s Office of Foreign Asset Control (OFAC) as it may be from time to time amended.

As used in this notice a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

THIS DISCLOSURE NOTICE DOES NOT PROVIDE COVERAGE NOR DOES THIS NOTICE REPLACE ANY PROVISIONS OF YOUR POLICY. YOU SHOULD READ YOUR POLICY AND REVIEW YOUR DECLARATIONS PAGE FOR COMPLETE INFORMATION ON THE COVERAGE AND PRICE OF YOUR POLICY. IF THERE IS ANY CONFLICT BETWEEN THE POLICY AND THIS NOTICE, THE PROVISIONS OF THE POLICY SHALL PREVAIL. YOUR INDEPENDENT INSURANCE AGENT WILL BE ABLE TO EXPLAIN THE TERMS OF THE CONTRACT IN DETAIL.

G-145126-AC (ED. 08/03)	© CNA All Rights Reserved.	Page 2 of 2

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1.

Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2.

Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3.	Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4.

Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5.

Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department’s Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

ENDORSEMENT NUMBER: 2

POLICY NUMBER: 652334761

ISSUED TO: Northern Institutional Funds c/o Northern Funds Trust Company Global Fund Services

EFFECTIVE DATE OF ENDORSEMENT: 06/01/2021

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative

(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

G-145184-A (Ed. 6/03)

CRYPTOCURRENCY EXCLUSION RIDER

In consideration of the premium, Paragraph A. General Exclusions Applicable to All Insuring Clauses of Section 1, Exclusions set forth in the CONDITIONS AND LIMITATIONS of the bond is amended to add the following:

This bond does not directly or indirectly cover loss resulting from the theft, destruction, disappearance, misplacement, or change in value of any virtual or digital currency in which cryptography or other encryption security techniques are used to regulate the generation of units of currency and/or verify the transfer of funds, operating independently of a central bank, including when such virtual or digital currency cannot be retrieved or accessed for any reason.

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

CNA95228XX (3-19) Page 1 Continental Insurance Company	Policy No: Endorsement No: Effective Date:	652334761 3 06/01/2021

Insured Name: Northern Institutional Funds c/o Northern Funds Trust Company Global Fund Services

© CNA All Rights Reserved.

EMAIL NOTICE ENDORSEMENT

In consideration of the premium paid for this Policy, it is understood and agreed that Item 5 of the Declarations is deleted in its entirety and replaced with the following:

Notice of claim should be sent to the Underwriter:	a) via regular mail, at

CNA Pro
Fidelity Bonding
125 Broad Street
New York, New York 10004

or

b) via email, at the email address provided below:

OpenBrokerageNewClaims@cna.com

If mailed or emailed, the date the Insurer receives such notice shall constitute the date such notice was given. Proof of mailing or emailing shall be sufficient proof of notice.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

CNA68791XX (7-12) Page 1 Continental Insurance Company	Policy No: Endorsement No: Effective Date:	652334761 4 06/01/2021

Insured Name: Northern Institutional Funds c/o Northern Funds Trust Company Global Fund Services

© CNA All Rights Reserved.

UNAUTHORIZED SIGNATURE RIDER

In consideration of the premium paid for this Bond, it is understood and agreed as follows:

I.	The INSURING CLAUSES section of the Bond is amended by the addition of the following new INSURING CLAUSE:

•	UNAUTHORIZED SIGNATURE

Loss resulting directly from the INSURED having accepted, paid or cashed any check, withdrawal order or draft, made or drawn on a customer’s account, which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the INSURED as a signatory on such account.

It shall be a condition precedent to the INSURED’S right of recovery under this INSURING CLAUSE that the INSURED shall have on file signatures of all persons who are authorized signatories on such account.

II.	The list of specific limits and deductibles set forth in ITEM 3. of the DECLARATIONS is amended by the addition of the following:

INSURING CLAUSE	LIMIT OF LIABILITY	DEDUCTIBLE

Unauthorized Signature	$2,500,000	$50,000

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

CNA70927XX (9-12) Page 1 Continental Insurance Company	Policy No: Endorsement No: Effective Date:	652334761 5 06/01/2021

Insured Name: Northern Institutional Funds c/o Northern Funds Trust Company Global Fund Services

© CNA All Rights Reserved.

CLAIMS EXPENSE COVERAGE RIDER

In consideration of the premium, the bond is amended as follows:

I.	Insuring Clause 1, Employee Coverage set forth in the INSURING CLAUSES section of the bond is amended to add the following:

This bond provides coverage for reasonable and necessary expenses incurred and paid by the INSURED, with prior written approval from the UNDERWRITER, in preparing any claim for a loss payable pursuant to Insuring Agreement 1, Employee Coverage.

The UNDERWRITER’S Limit of Liability for this coverage shall be $50,000 with respect to any loss. This Limit of Liability will be part of and not in addition to the Limit of Liability applicable to Insuring Agreement 1, Employee Coverage shown in ITEM 3 of the DECLARATIONS.

II.	Solely with respect to the coverage provided by this Rider, exclusion (10) set forth in Section 1, Exclusions of the CONDITIONS AND LIMITATIONS is deleted.

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

CNA94805XX (1-19)	Bond No:	652334761
Page 1	Rider No:	6
Continental Insurance Company	Effective Date:	06/01/2021
Insured Name: Northern Institutional Funds c/o Northern Funds Trust Company Global Fund Services
© CNA All Rights Reserved.

FRAUDULENT TRANSFER INSTRUCTIONS INSURING CLAUSE RIDER

In consideration of the premium, the bond is amended as follows:

I.	Item 3, Limit of Liability of the Declarations is amended to add the following:

INSURING CLAUSE	LIMIT OF LIABILITY	DEDUCTIBLE

Fraudulent Transfer Instructions	$2,500,000	$50,000

	$2,500,000 for any single transfer for which call back verification is required

II.	The section entitled Insuring Clauses is amended to add the following Insuring Clause:

FRAUDULENT TRANSFER INSTRUCTIONS

Loss resulting directly from the INSURED having, in good faith, transferred Money deposited in a Customer’s account, or a Customer’s Certificated Security or Uncertificated Security, in reliance upon a fraudulent transfer instruction transmitted to the INSURED via telefacsimile, electronic mail, or telephone, provided, however, that:

a.	the fraudulent transfer instruction purports and reasonably appears to have originated from:
i.	such Customer,
ii.	an Employee acting on the instruction of such Customer, or
iii.	another financial institution acting on behalf of such Customer with authority to make such instruction;
b.	the sender of the fraudulent instruction verified the instruction with the password, personal identification number (“PIN”), or other security code of such Customer,
c.	the sender was not such Customer, was not authorized to act on behalf of such Customer, and was not an Employee;
d.	the instruction was received by an Employee specifically authorized by the INSURED to receive and act upon such instruction,
e.

for any transfer exceeding the LIMIT OF LIABILITY stated in ITEM 3 of the DECLARATIONS as the limit of liability for any single transfer for which call back verification is required, the INSURED verified the instructions via a call back to a predetermined telephone number set forth in a written agreement with such Customer or other verification procedure approved in writing by the UNDERWRITER,

f.	the INSURED preserved a contemporaneous record of the call back, if any, and the instruction which verifies the use of the authorized password, PIN, or other security code of such Customer, and
g.

as a condition precedent for coverage under this Insuring Clause, the INSURED must assert any available claims, offsets, or defenses against such Customer, any financial institution, or any other party to the transaction.

III.	Solely with respect to the coverage provided by this Rider, paragraph 1, Exclusions of the section entitled Conditions and Limitations is amended as follows:

A.	Exclusion A(11) is deleted and replaced with the following:

(11)

loss resulting from voice requests or instructions received over the telephone, provided however, this EXCLUSION does not apply to INSURING CLAUSE 7. or 9.or the Insuring Clause entitled FRAUDULENT TRANSFER INSTRUCTIONS.

B.	The following is added:

CNA96915XX (10-19)	Bond No:	652334761
Page 1	Rider No:	7
Continental Insurance Company	Effective Date:	06/01/2021
Insured Name: Northern Institutional Funds c/o Northern Funds Trust Company Global Fund Services
© CNA All Rights Reserved.

SPECIFIC EXCLUSIONS APPLICABLE TO THE INSURING CLAUSE ENTITED FRAUDULENT TRANSFER INSTRUCTIONS

This bond does not directly or indirectly cover:

(1)

loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such password, PIN, or other security code;

(2)

loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the internet, unless:

a.	each ACH entry was individually verified via the call back procedure without regard to the amount of the entry, or
b.	the instruction was formatted, encoded, or encrypted so that any altercation in the ACH entry or group of ACH entries would be apparent to the INSURED.

IV.	Solely with respect to the coverage provided by this Rider, paragraph 4, Limit of Liability/Non-Reduction and Non- Accumulation of Liability is amended to add the following:

All loss resulting from one natural person or entity, or one group of natural persons or entities acting together, will be deemed to be one loss and will be limited to the applicable LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS of this bond irrespective of the total amount of such loss or losses and without regard to the number of transfers or the number of instructions involved and will not be cumulative in amounts from year to year or from period to period.

V.	Solely with respect to the coverage provided by this Rider, paragraph 5, Deductible is amended to add the following:

The UNDERWRITER will not be liable under the FRAUDULENT TRANSFER INSTRUCTION INSURING CLAUSE of this bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the INSURED, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the UNDERWRITER on account thereof prior to payment by the UNDERWRITER of such loss, will exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS

VI.	Solely with respect to the coverage provided by this Rider, the section entitled DEFINITIONS is amended as follows:

A.	The definition of Customer is deleted and replaced with the following:

Customer means any individual, corporate partnership, proprietor, trust customer, shareholder, or subscriber of an Investment Company which has a written agreement with the INSURED authorizing the INSURED to transfer Money on deposit in an account or Certificated Security or Uncertificated Security in reliance upon instructions transmitted to the INSURED via telefacsimile, electronic mail, or telephone.

B.	The following definitions are added:

Certificated Security means a share, participation, or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

1.	represented by an instrument issued in bearer or registered form,
2.	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and

CNA96915XX (10-19) Page 2 Continental Insurance Company	Bond No: Rider No Effective Date:	652334761 7 06/01/2021

Insured Name: Northern Institutional Funds c/o Northern Funds Trust Company Global Fund Services

©CNA All Rights Reserved.

3.	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests, or obligations.

Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

Uncertificated Security means a share, participation, or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

1.	not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer,
2.	of a type commonly dealt in on securities exchanges or markets, and
3.	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests, or obligations.

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

CNA96915XX (10-19) Page 3 Continental Insurance Company	Bond No: Rider No Effective Date:	652334761 7 06/01/2021

Insured Name: Northern Institutional Funds c/o Northern Funds Trust Company Global Fund Services

©CNA All Rights Reserved.

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 652334761

This rider shall become effective as of 12:01 a.m. standard time as specified on the bond.

STOP PAYMENT LEGAL LIABILITY RIDER

In consideration of the premium paid, it is agreed that the attached bond is hereby amended as follows:

1.	The following is added as an additional Insuring Agreement:

Loss which the Insured shall become legally obligated to pay as damages in connection with any check, note or draft, other than a “travelers check” payable by the Insured, which is drawn, made or accepted by any depositor of the Insured that results directly from:

(a)	compliance or failure to comply with any notice to stop payment; or
(b)	refusal to pay; or
(c)	failure to give proper notice of dishonor; and

if the Stop Payment Notice was received or presentment was first made to the Insured during the period this rider is in force.

2.	In lieu of the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a)	liability assumed by the Insured under any agreement to be responsible for loss;
(b)	liability arising out of dishonest or fraudulent acts of officers or employees of the Insured.

3.

The Aggregate Limit of Liability for the coverage provided by this rider shall be $2,500,000 it being understood, however, that such liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond subject to that Aggregate Limit.

The Single Loss Limit of Liability is $2,500,000
and the Single Loss Deductible is $50,000

4.	The Underwriter shall be liable hereunder only for the amount by which any single Loss exceeds the Single Loss Deductible amount stated above, but not in excess of the remaining Limit of Liability.

5.

The Underwriter at its sole discretion and upon request of the Insured, may reinstate the Aggregate Limit of Liability up to the amount stated above after it has been reduced by the payment of loss by the Underwriter. The reinstated limit shall only apply to those stop payment notices received and presentments made after the effective date of reinstatement. The consideration for reinstatement of the Aggregate Limit of Liability shall be:

(a)	payment by the Insured to the Underwriter of an additional premium; and
(b)

a representation by the Insured to the Underwriter that the Insured has given notice to the Underwriter of each loss discovered by the Insured prior to the effective date of the reinstatement, whether or not each loss so discovered exceeds the Deductible Amount applicable to this Insuring Agreement.

6.	The Aggregate Limit of Liability stated above shall not be increased or reinstated by a recovery of Property made by either the Insured or Underwriter.

7.

If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

8.

Coverage under this Insuring Agreement shall terminate upon termination or cancellation of the bond. Coverage under this Insuring Agreement may also be terminated or canceled, without canceling the bond as an entirety.

FIG4126A (6-99) Page 1 Continental Insurance Company	Policy No: Endorsement No: Effective Date:	652334761 8 06/01/2021

Insured Name: Northern Institutional Funds c/o Northern Funds Trust Company Global Fund Services

©CNA All Rights Reserved.

(a)	60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this rider;

or

(b)	immediately upon receipt by the Underwriter of a written request for the Insured to terminate or cancel Coverage under this policy.

9.	All other terms and conditions of the bond other than Section 2. Exclusions, apply to this Insuring Agreement.

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

FIG4126A (6-99) Page 2 Continental Insurance Company	Policy No: Endorsement No: Effective Date:	652334761 8 06/01/2021

Insured Name: Northern Institutional Funds c/o Northern Funds Trust Company Global Fund Services

©CNA All Rights Reserved.

TELEFACSIMILE TRANSFER FRAUD

It is agreed that:

1.	The attached bond is amended by adding an Insuring Clause as follows:

TELEFACSIMILE TRANSFER FRAUD COVERAGE

Loss resulting directly from the INSURED having, in good faith, transferred or delivered Funds, certificated securities or uncertificated securities through a Computer System covered under the terms of the Computer Systems Coverage in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

(1)	purports and reasonably appears to have originated from

(a)	a Customer of the INSURED,

(b)	another financial institution, or

(c)	another office of the INSURED but, in fact, was not originated by the Customer or entity whose identification it bears and

(2)	contains a valid test code which proves to have been used by a person who was not authorized to make use of it and,

(3)	contains the name of a person authorized to initiate such transfer,

provided that, if the transfer was in excess of $2,500,000, the instruction was verified by a call-back according to a prearranged procedure.

In this Insuring Clause, Customer means an entity or individual which has a written agreement with the INSURED authorizing the INSURED to rely on Telefacsimile Device instructions to initiate transfers and has provided the INSURED with the names of persons authorized to initiate such transfers, and with which the INSURED has established an instruction verification mechanism, and Funds means money on deposit in an account.

2.	In addition to the Conditions and Limitations in the bond and Insuring Clause 8. Computer Systems Coverage, the following provisions are applicable to the Telefacsimile Transfer Fraud Insuring Clause:

Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

This Insuring Clause does not cover loss resulting directly or indirectly from the assumption of liability by the INSURED by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Clause and would be imposed on the INSURED regardless of the existence of the contract.

Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Clause must include a copy of the document reproduced by the Telefacsimile Device.

Accepted:

GSL8007XX (2-06) Page 1 Continental Insurance Company	Policy No: Endorsement No: Effective Date:	652334761 9 06/01/2021

Insured Named: Northern Institutional Funds c/o Northern Funds Trust Company Global Fund Services

©CNA All Rights Reserved.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL8007XX (2-06) Page 2 Continental Insurance Company	Policy No: Endorsement No: Effective Date:	652334761 9 06/01/2021

Insured Named: Northern Institutional Funds c/o Northern Funds Trust Company Global Fund Services

© CNA All Rights Reserved.

INCREASE IN ASSET SIZE ENDORSEMENT

In consideration of the premium paid, it is agreed that the bond is amended as follows:

If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, Investment Company Act and Rules, due to an increase in asset size whether by growth of current funds insured under the bond or by the addition of new funds, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the policy period.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as stated above.

This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

Must be Completed		Complete Only When This Endorsement Is Not Prepared with the Policy or is Not to be Effective with the Policy
ENDT. NO.	POLICY NO.	ISSUED TO	EFFECTIVE DATE OF
			THIS ENDORSEMENT
10	652334761

Countersigned by

Authorized Representative

CNA INSURANCE COMPANIES PRO-4138-A (ED. 10/99)

INVESTMENT COMPANY BOND

GROWTH IN SIZE PROVISIONS

In consideration of the premium paid, it is understood and agreed that CONDITIONS AND LIMITATIONS, Section 14. ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION, MERGER OR PURCHASE OR ACQUISITION OF ASSETS OR LIABILITIES – NOTICE TO UNDERWRITER is amended by the addition of the following:

14.	INCREASE IN SIZE

If an INSURED, other than an Investment Company as defined in the Policy, merges or consolidates with or purchases or acquires assets or liabilities of another entity, there is no coverage under this bond for loss which involves any assets or employees acquired as a result of that transaction unless the INSURED gives the UNDERWRITER written notice of the proposed transaction prior to its proposed effective date and obtains the written consent of the UNDERWRITER to include those assets or employees under this bond and pays the UNDERWRITER any additional premium charged.

If an INSURED creates, other than by acquisition, a new investment company required by the SEC Reg 17g-1 to have coverage of the type afforded by this bond, that investment company will be automatically insured hereunder, provided that the total combined limit of liability for all INSURED covered hereunder, as required by SEC Reg 17g-1, including the newly created investment company does not exceed $5,000,000. If the coverage required for the newly created investment company will exceed that limit, no coverage will be provided hereunder for the investment company without the written consent of the UNDERWRITER.

If an Investment Company requires an increase in limits to comply with SEC Reg. 17g-1 due to an increase in asset size, whether by growth of current funds insured under the bond or by the addition of new funds, that increase in limits shall take place automatically and will be covered until the next Annual Period without payment of additional premium, provided that the total combined limit of liability for all INSUREDS under this bond does not exceed $5,000,000 after including the increase in limits needed due to the increase in asset size. If the increase in limits needed as a result of the increase in assets will exceed $5,000,000, then the increase will not occur unless written consent of the UNDERWRITER is obtained.

Within 15 days of the end of each Annual Period, each Investment Company insured hereunder shall advise the UNDERWRITER, in writing, of its current asset size as of the conclusion of that Annual Period and shall pay to the UNDERWRITER any additional premium required by it for any newly created investment companies or any increase in limits that will carry into the current Annual Period.

DEFINITIONS

This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

Must be Completed		Complete Only When This Endorsement Is Not Prepared with the Policy or is Not to be Effective with the Policy
ENDT. NO.	POLICY NO.	ISSUED TO	EFFECTIVE DATE OF
			THIS ENDORSEMENT

11	652334761

Countersigned by

Authorized Representative

CNA INSURANCE COMPANIES PRO-4144-A (ED. 01/00)

Annual Period means each consecutive twelve month period commencing on the effective date of this bond.

This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

Must be Completed		Complete Only When This Endorsement Is Not Prepared with the Policy or is Not to be Effective with the Policy
ENDT. NO.	POLICY NO.	ISSUED TO	EFFECTIVE DATE OF
			THIS ENDORSEMENT
11	652334761

Countersigned by

Authorized Representative

CNA INSURANCE COMPANIES PRO-4144-A (ED. 01/00)

VOICE INITIATED TRANSFER FRAUD INSURING AGREEMENT

Wherever used in this form the terms “policy” and “bond” have the same meaning, and the terms “endorsement” and “rider” have the same meaning.

To be attached to and form part of Financial Institution Bond, Standard Form No. 24, No. 652334761 in favor of N/A.

It is agreed that:

1.	The attached bond is amended by adding an Insuring Agreement as follows:

VOICE INITIATED TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer’s account through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from

(1)	an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

(2)	an individual person who is a Customer of the Insured, or

(3)

an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2), or (3) above, provided that

(i)	such voice instruction was recorded by the Insured and required password(s) or code word(s) given; and

(ii)	if the transfer was in excess of $2,500,000, the voice instruction was verified by a call-back according to a prearranged procedure.

In this Insuring Agreement:

(A)

Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers and which has provided the Insured with the names of persons authorized to initiate such transfers and with which the Insured has established an instruction verification mechanism.

(B)	Funds means Money on deposit in an account.

2.

In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Voice Initiated Transfer Fraud Insuring Agreement:

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Voice Initiated Transfer Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call was required.

SR6184A (9-18)	Policy No:	652334761
Page 1	Endorsement No:	12
Continental Insurance Company	Effective Date:	06/01/2021
Insured Name: Northern Institutional Funds c/o Northern Funds Trust Company Global Fund Services
© CNA All Rights Reserved.

Accepted:

VOICE INITIATED TRANSFER FRAUD INSURING AGREEMENT

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM 24.

REVISED DECEMBER, 1993.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

SR6184A (9-18)	Policy No:	652334761
Page 2	Endorsement No:	12
Continental Insurance Company	Effective Date:	06/01/2021
Insured Name: Northern Institutional Funds c/o Northern Funds Trust Company Global Fund Services
© CNA All Rights Reserved.

SECRETARY’S CERTIFICATE

I, Jose J. Del Real, Secretary of Northern Institutional Funds (a “Trust,” and together with Northern Funds, the “Trusts”), hereby certify that the following resolutions have been adopted, first by the Trustees of each Trust who are not “interested persons” of the Trusts as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) voting separately and then by the entire Board of Trustees of each Trust voting as a whole, at concurrent meetings of the Boards of Trustees of the Trusts duly called and held on April 8, 2021, at which a quorum was present and acting throughout:

RESOLVED, that, based upon the information presented at this meeting, the President, Treasurer, and each other appropriate officer of the Trusts be, and each hereby is, authorized and directed to take all necessary actions for the Trusts to purchase coverage for the period from June 1, 2021 to June 1, 2022 in the amount of $2.5 million for each Trust under fidelity bonds to be issued by Continental Insurance Company to the Trusts, as discussed at this meeting;

FURTHER RESOLVED, that the form and amount of the fidelity bond coverage and the payment of the premiums to be paid by each Trust are approved by its Board of Trustees, including a majority of disinterested Trustees by a separate vote, after consideration of all factors deemed relevant by the Board, including but not limited to the nature of the business activities of the Trust, the amount of the fidelity bond, the amount of the premium of such bond, the ratable allocation of the premium, the value of the assets of the Trust, the type and terms of the arrangements made for the custody of the Trust’s assets and the nature of the securities in each series of the Trust;

FURTHER RESOLVED, that the portion of the premium payable by each Trust for the fidelity bond be allocated among each Trust’s series on the basis of relative net assets; and

FURTHER RESOLVED, that the President, any Vice President, Secretary, any Assistant Secretary or Treasurer be, and he or she hereby is, designated as the proper officer to give notices and make filings pursuant to Paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 24th day of June, 2021.

/s/ Jose J. Del Real
Jose J. Del Real
Secretary